Simpson Thacher & Bartlett llp

425 lexington avenue
new york, ny 10017-3954

telephone: +1-212-455-2000
facsimile: +1-212-455-2502

VIA EDGAR

Re:	KKR Infrastructure Conglomerate LLC
Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 3, 2023
File No. 000-56484

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Ladies and Gentlemen:

On behalf of KKR Infrastructure Conglomerate LLC (the “Company”), we are providing the following responses to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated January 27, 2023 (the “Comment Letter”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1 of the above-referenced registration statement on Form 10-12G (“Post-Effective Amendment No. 1” or the “Registration Statement”).  The Company is filing Post-Effective Amendment No. 1 to reflect certain structural changes being implemented by the Company in advance of commencement of operations and initial issuance of shares to third parties in its private offering, including the amount of fees to be paid by shareholders of different classes and the Company’s anticipated use of quarterly tender offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in lieu of monthly repurchases under a share repurchase program.  Unless otherwise defined below, terms defined in Post-Effective Amendment No. 1 and used below shall have the meanings given to them in Post-Effective Amendment No. 1.  The responses and information described below are based upon information provided to us by the Company.

Share Repurchases …, page 14

1.
Regarding prior comment 2, we note your statement that you will include information as to the primary valuation method and key assumptions for each asset type in your periodic reports on Forms 10-K and 10-Q. This information should also be provided together with the monthly NAV calculation, including the breakdown of components of NAV, total NAV and NAV per share by class, that determines the transaction price at which shareholders may sell their shares to the company under your share repurchase plan described on page 14. Based on your disclosure on page 16, we understand that you plan to post the calculation of monthly NAV on your website. As requested in prior comment 2 and in comment 7 in our letter dated November 23, 2022, please provide your template for this disclosure, revised to address all of the items referenced in prior comment 2.

BEIJING	BRUSSELS	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Securities and Exchange Commission	-2-	Simpson Thacher & Bartlett llp

The Company acknowledges the Staff’s reiterated request to provide a template for disclosure of the calculation of the Company’s monthly NAV on its website in connection with its monthly share repurchase plan.  However, as noted above, the Company no longer intends to adopt such a repurchase plan or to conduct monthly repurchase offers thereunder, and has removed all related disclosure from the Registration Statement, including references to the Company’s intention to disclose the calculation of its monthly NAV on the Company’s website.

In lieu of monthly repurchase offers pursuant to a share repurchase plan, the Company intends to conduct discretionary tender offers on a quarterly basis pursuant to Rule 13e-4 under the Exchange Act and has added disclosure to the Registration Statement relating to such intention.

The Company notes that such quarterly tender offers will be conducted in accordance with the requirements of Rule 13e-4 under the Exchange Act, including the requirement to file Schedule TO with the Commission and the substantive requirements of Rule 13e-4 relating to disclosure and dissemination of tender offer information to security holders.  The Company notes that Rule 13e-4 and Schedule TO explicitly require disclosure of the material terms of the tender offer, including the transaction price and the total number and class of securities sought in the offer.  As described under the heading “Share Repurchases,” the Company expects to repurchase outstanding Shares at a price that does not exceed the NAV per Share of each applicable class of Shares based on the applicable NAV per Share as of the last business day of the quarter prior to the commencement of the tender offer.  The Company notes that this information, along with the other material terms of the tender offer, would be disclosed and disseminated to the Company’s shareholders in the tender offer materials required by Rule 13e-4 and Schedule TO.  The Company respectfully submits that disclosure and dissemination of the material terms of the tender offer in accordance with Rule 13e-4 will provide shareholders with adequate and timely information upon which to base a decision to tender Shares for repurchase by the Company.

Accordingly, given this adjustment and the fact that the Company no longer intends to disclose the calculation of its monthly NAV on the Company’s website in connection with a monthly share repurchase plan, the Company respectfully believes that the Staff's request to provide a template for such disclosure has been rendered moot.

Securities and Exchange Commission	-3-	Simpson Thacher & Bartlett llp

We would not be able to operate our business according to our business plans if we are required to register as an investment company . . . , page 48

2.	We note your response to prior comment 1. Please note that we have referred your response to the Division of Investment Management and may have further comments.

The Company respectfully acknowledges the Staff’s comment.

* * * * * * *

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, or Joseph H. Kaufman at (212) 455-2948 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	KKR Infrastructure Conglomerate LLC
Raj Agrawal
Rajib Chanda
Joseph H. Kaufman
Mark Brod